Filed pursuant to 424(b)(3)

Registration No. 333-175340

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 6 DATED SEPTEMBER 20, 2013

TO THE PROSPECTUS DATED APRIL 26, 2013

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc. (the “Company”), dated April 26, 2013 (the “Prospectus”), as supplemented by Supplement No. 1, dated June 25, 2013, Supplement No. 2, dated July 3, 2013, Supplement No. 3, dated July 10, 2013, Supplement No. 4, dated July 16, 2013, and Supplement No. 5, dated July 18, 2013. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To provide an update regarding the status of our public offering;

B.	To provide an update to the section of the Prospectus titled “Investment Strategy, Objectives and Policies;”

C.	To provide an update to the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt-Related Investments;” and

D.	To provide an update to the section of the Prospectus titled “Management.”

A. Status of Our Public Offering

As previously disclosed, as of July 18, 2013, our primary offering was closed to new subscriptions. We are continuing to offer and sell shares pursuant to our distribution reinvestment plan, as described in the Prospectus. We may terminate our distribution reinvestment plan offering at any time.

From the commencement of our public offerings through July 18, 2013, we had raised gross proceeds of approximately $2.1 billion from the sale of approximately 207.2 million shares of our common stock in our public offerings, including approximately $63.8 million from the sale of approximately 6.5 million shares of our common stock through our distribution reinvestment plan.

B. To provide an update to the section of the Prospectus titled “Investment Strategy, Objectives and Policies”

The first sentence in the second paragraph under the subsection titled “Investment Strategy, Objectives and Policies—Borrowing Policies” on page 58 of the Prospectus is hereby superseded and replaced with the following:

Our board of directors has delegated to our Chief Financial Officer the authority to approve financing obligations with respect to any secured and unsecured debt, provided that the financing obligation complies with our borrowing policy and that the amount of any single proposed borrowing does not exceed $30 million. In addition, our board of directors has delegated to our Management Committee the authority to approve financing obligations with respect to any secured and unsecured debt, provided that the financing obligation complies with our borrowing policy and that the amount of any single proposed borrowing does not exceed $100 million.

C. To provide an update to the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt-Related Investments”

1. The following subsection supersedes and replaces the subsection titled “Investments in Real Properties, Real Estate Securities and Debt-Related Investments—Joint Venture Agreement” beginning on page 69 of the Prospectus:

As previously disclosed, on August 18, 2011, IIT North American Industrial Fund I GP LLC, which we refer to as the “General Partner,” IIT North American Industrial Fund I Limited Partner LLC, which we refer to as the “Purchaser,” and 3NET Indy Investments Inc., which we refer to as the “Seller,” formed IIT North American Industrial Fund I Limited Partnership, which we refer to as the “Fund I Partnership,” with the intention to jointly invest in a portfolio of industrial properties located in major U.S. distribution markets. The General Partner and the Purchaser are our wholly-owned subsidiaries. Prior to the transaction described below, the General Partner and the Purchaser owned a 51% interest in the Fund I Partnership and the Seller owned the remaining 49% interest.

On September 17, 2013, which we refer to as the “Closing Date,” the Purchaser entered into a Limited Partnership Interest Purchase Agreement, which we refer to as the “Purchase Agreement,” with (i) the Seller and (ii) solely for purposes of certain sections of the Purchase Agreement, the Fund I Partnership and an affiliate of the Seller. Pursuant to the Purchase Agreement, on the Closing Date, the Purchaser acquired all of the limited partnership interest held by the Seller in the Fund I Partnership for the purchase price of approximately $129.6 million and became the sole limited partner of the Partnership. The purchase price is subject to certain post-closing adjustments based on the updated balance sheet of the Partnership as of the Closing Date. As a result of this transaction, we, indirectly through our wholly-owned subsidiaries, own 100% of the Fund I Partnership, and will consolidate all of the assets and liabilities and results of operations of the Fund I Partnership in our financial statements. Accordingly, as of September 17, 2013, we own, indirectly, 100% of the 31 industrial buildings aggregating approximately 7.2 million square feet that had been acquired by the Fund I Partnership and we have assumed the Fund I Partnership’s debt in the amount of approximately $241.3 million.

The Seller and the Purchaser each made customary representations and warranties in the Purchase Agreement. In addition, the terms of the Purchase Agreement require the Fund I Partnership to cause certain of its subsidiaries to take certain actions with respect to their status as REITs, including qualifying as a REIT under sections 856 through 860 of the Code and continuing to qualify as “domestically controlled” qualified investment entities within the meaning of Section 897(h) of the Code.

Subject to certain exceptions described in the Purchase Agreement, the Seller and the Purchaser are each obligated to indemnify the other (and their respective affiliates) for certain losses. An affiliate of the Seller is also obligated to indemnify the Purchaser, jointly and severally with the Seller, for all losses resulting from the breach of certain representations and warranties made by the Seller. The Fund I Partnership is also obligated to indemnify the Seller, jointly and severally with the Purchaser, for all losses resulting from the breach of certain representations and warranties made by the Purchaser.

As a result of this transaction, all distinctions between our “consolidated” and our “unconsolidated” properties in the Prospectus are hereby superseded and eliminated. In addition, all properties identified in the Prospectus as our “unconsolidated properties” are now among our “consolidated properties.”

2. The following new subsection is inserted after the subsection of the Prospectus titled “Investments in Real Properties, real Estate Securities and Debt Related Investments—Unsecured Debt—Term Loan Facility” on page 72 of the Prospectus:

Second Term Loan Facility

On September 18, 2013, we, through the Operating Partnership, as the borrower, entered into a $300.0 million senior unsecured term loan facility, which we refer to herein as the “Second Term Loan Facility,” with a syndicate of 11 lenders, or the lenders, led by Bank of America, N.A., as Administrative Agent and Regions Bank as Syndication Agent. The Second Term Loan Facility provides the borrower with the ability from time to time to increase the size of the Second Term Loan Facility by an additional $200.0 million, up to a total of $500.0 million, provided the borrower is not in default and subject to the election of any lender to provide such increase and other conditions. Borrowings under the Term Loan Facility are available for general corporate purposes including, but not limited to, refinancing of existing indebtedness, new construction, renovations, expansions, tenant improvements and financing the acquisition of permitted investments, including, but not limited to, investments in industrial properties and equity investments primarily associated with commercial real estate property acquisitions or refinancings.

The Second Term Loan Facility requires monthly interest-only payments and has a maturity date of January 15, 2019. The interest rate for loans made pursuant to the Second Term Loan Facility is variable and, depending on the type of loan, will equal either (i) LIBOR, plus a margin ranging from 1.50% to 2.35%, depending on the borrower’s consolidated leverage ratio, which we refer to as the “Eurodollar Rate” or (ii) a margin ranging from 0.50% to 1.35%, depending on the borrower’s consolidated leverage ratio plus the highest of (a) the Federal Funds Rate plus 0.50%, (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its “prime rate,” and (c) the Eurodollar Rate for a one-month interest period plus 1.00%. As of September 18, 2013, there was $300.0 million outstanding under the Second Term Loan Facility and the primary interest rate was LIBOR, plus 1.60%.

Borrowings under the Second Term Loan Facility are guaranteed by us and certain of our subsidiaries. The Second Term Loan Facility requires the borrower to maintain an unencumbered asset pool of at least 10 properties with a value (as determined per the terms of the Second Term Loan Facility) of at least $100 million. The Second Term Loan Facility also requires the maintenance of certain financial covenants, including: (i) consolidated leverage ratio; (ii) consolidated fixed charge coverage ratio; (iii) consolidated tangible net worth; (iv) secured indebtedness to total asset value; (v) secured recourse indebtedness to total asset value; (vi) unencumbered asset pool leverage ratio; (vii) unencumbered debt yield; and (viii) unencumbered property pool criteria.

In addition, the Second Term Loan Facility contains customary affirmative and negative covenants, which, among other things, require the borrower to deliver to the lenders specified quarterly and annual financial information, and limit the borrower and/or us, subject to various exceptions and thresholds from: (i) creating liens on the unencumbered asset pool; (ii) merging with other companies or changing ownership interest; (iii) selling all or substantially all of its assets or properties; (iv) entering into transactions with affiliates, except on an arms-length basis; (v) making certain types of investments; (vi) changing the nature of our business; (vii) purchasing or carrying, directly or indirectly, margin stock; and (viii) if in default under the Second Term Loan Facility, paying certain distributions or certain other payments to affiliates.

The Second Term Loan Facility permits voluntary prepayment of principal and accrued interest and contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Second Term Loan Facility, the lenders may accelerate the repayment of amounts outstanding under the Second Term Loan Facility and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

D. To provide an update to the section of the Prospectus titled “Management”

1. The second bulleted paragraph on page 74 of the Prospectus under the subsection titled “Management—Responsibilities of Directors” is herby superseded and replaced with the following two bulleted paragraphs:

•	Approving all investments, including real property portfolio acquisitions and developments;

•	Approving all asset dispositions for a sales price greater than $20.0 million. Our board of directors has delegated to the Management Committee the authority to review and approve any non-affiliated dispositions (including real property portfolio dispositions) for a sales price of $20.0 million or less;

2. The following supersedes and replaces the subsection titled “Management—Investment Committee” on page 74 of the Prospectus:

Management Committee

Our board of directors has delegated to the Management Committee the ability to review and approve certain non-affiliated asset dispositions, borrowings, leases and capital expenditures. The Management Committee is comprised of Messrs. Blumberg, Fazekas, McGonagle, Merriman, Mulvihill, Recknor, Widoff, Wetzel, and Zucker.

The Management Committee has the authority to approve all unaffiliated asset dispositions, including real property portfolio dispositions, for a sales price of $20.0 million or less. Our board of directors, including a majority of the independent directors, must approve all asset dispositions for a sales price greater than $20.0 million. In addition, the Management Committee has the authority to approve financing obligations with respect to any secured and unsecured debt, provided that the financing obligation complies with our borrowing policy and that the amount of any single proposed borrowing does not exceed $100 million. The functions delegated to the Management Committee are subject to an annual review by our board of directors to ensure that the delegation of authority remains appropriate.